Room 4561

	September 9, 2005

Mr. Gordon C. McDougall
President
Revelstoke Industries, Inc.
c/o Robertson & Williams
3033 N.W. 63rd Street, Suite 200
Oklahoma City, Oklahoma 73116

Re:	Revelstoke Industries, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2 filed
August 30, 2005
	File No. 333-122862

Dear Mr. McDougall:

      We are in receipt of your amended filing and response letter filed August 30, 2005. We, however, have deferred review of your filing and letter pending resolution of the following comment.

General

1. Pursuant to Rule 472 under the Securities Act an amendment filing
must include copies marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment.  Please see Rule
310
of Regulation S-T with respect to electronic filings of such marked copies. Marked copies facilitate our review of your filing. Please provide us a marked copy of the amendment in order to facilitate our review.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Steven Williams at (202) 551-3478, or
Stephen
Krikorian, Branch Chief - Accounting, at (202) 551-3488, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477, or Perry Hindin at (202) 551-3444, with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Mark A. Robertson, Esq.
	Robertson & Williams
	3033 N.W. 63rd Street, Suite 200
	Oklahoma City, Oklahoma 73116
	Telephone: (405) 848-1944
	Facsimile:  (405) 843-6707